[TRANSAMERICA LIFE INSURANCE COMPANY]

June 8, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Separate Account VA HH
Flexible Premium Variable Annuity – S
Initial Filing
File Nos. 333-173285/811-22544

Dear Mr. Ruckman:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filing for Separate Account VA HH of Transamerica Life Insurance Company (“TLIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

1.	General

a.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to supplement any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are no third party supplemental guarantees under the policy.

b.	Please confirm supplementally that contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

Response: The class identifier in the SEC system is the name on the front cover page of the prospectus (Flexible Premium Variable Annuity - S).

2.	Cover Page

The disclosure notes that the policies and the separate account investment choices are not bank deposits, are not federally insured, etc. Please also note that the fixed account is not a bank deposit, is not federally insured, etc.

Response: The disclosure has been revised as requested. (See page 1).

Mr. Craig Ruckman

June 8, 2011

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3.	Summary

Expenses (p. 5): Please remove the following language, here and on page 27, from the prospectus as it is not appropriate for an initial registration statement.

Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued after the date of this prospectus.

Response: The disclosure has been revised as requested. (See pages 8 and 27 ).

4.	Annuity Policy Fee Table and Expense Examples

a.	Expense Examples (p. 13): The narrative introducing the Expense Examples states that the example assumes that the investor has purchased the Retirement Income Choice Rider 1.5 – Joint Life. Please clarify whether there is a different charge for the single life option and the joint life option under the Retirement Income Choice Rider 1.5, and make the corresponding disclosures where appropriate (e.g., the fee table, Section 5. Expenses, and Section 10. Retirement Income Choice Rider 1.5). In addition, in the narrative introducing the Expense Examples, please clarify which allocation group is assumed for the purposes of the example.

Response: The disclosure has been revised as requested. (See page 13).

b.	Notes to Fee Table and Expense Examples (p. 13): Please move the first note to the narrative preceding the first fee table. See inst. 2 of item 3(a) of Form N-4.

Response: The disclosure has been revised as requested. (See page 12).

c.	Notes to Fee Table and Expense Examples (p. 15): In the note to the Total Portfolio Annual Operating Expenses, please delete the statement “and the Company has not and cannot independently verify the accuracy or completeness of such information.”

Response: The disclosure has been revised as requested. (See page 15).

5.	Investment Choices

a.	Investment Choices (pp. 18-19): Please disclose the type or objective of each investment options as per item 5(c)(ii) of Form N-4.

Response: With respect to each investment choice in this registration statement, the investment choice’s name describes what type of fund it is in satisfaction of item 5(c)(ii).

b.	Addition, Deletion, or Substitution of Investments (pp. 20-21): The prospectus states that if the company closes a subaccount to new investments and transfers, and a money market fund is not available, “the company will reinvest the amounts in another subaccount, or in the fixed account.” Please state the legal basis for the company’s ability to select an alternate investment option.

Mr. Craig Ruckman

June 8, 2011

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Response: The disclosure has been deleted as requested. (See page 21). In response to your question, it is not so much a question of the company’s ability to select an alternate investment option, but rather the company’s need to do something with the policy owner’s investment. The “something” is, of course, what is in the best interest of the policy owner, given the owner’s allocation instructions under the circumstances, and acting for the best protection of the policy owner. The quoted disclosure, taken in this context, is intended to convey that if the owner’s allocation instructions cannot be implemented, then the best course of action (pending new instructions from the policy owner) is the follow hierarchy: First, invest the amount in a money market subaccount; second, to invest the amount in a “selected” or alternate subaccount; and third, to invest the amount in the fixed account.

It is clear that the owner did not intend (and does not want) to make a withdrawal from the policy (with respect to transfers), and that the policy owner did intend an investment in the policy (with respect to premiums). Accordingly, taking the amount out of, or preventing its investment in, the policy would clearly be contrary to the owner’s instructions and desires, and could have significant negative consequences for the owner (such as surrender charges and tax penalties, and other consequences in the case of IRAs and qualified retirement plans where there are deadlines and penalties regarding premium amounts and withdrawals).

Temporarily investing the amount in a money market subaccount keeps the amount in the contract, gives the policy owner all of the substantive protections of the Investment Company Act of 1940 (the “1940 Act”) (since the amount stays in the registered investment company, i.e., the separate account), and is intended to protect against investment (market) loss. Moreover, using a money market subaccount as a default option, where an otherwise specified subaccount is no longer available and new allocation instructions are not provided, is consistently with the AIG and American Enterprise no-action letters (although the circumstances there were fund liquidations). (AIG Life Insurance Co., Aug. 16, 2001; American Enterprise Life Insurance Co., April 30, 2002). As noted above, this is the first or primary default option.

The secondary default or “alternate” option is used only when policy owner instructions cannot be implemented and there is no money market subaccount available. The company obviously would not arbitrarily choose just any other subaccount, but would make a reasoned selection with the policy owner’s best interests in mind. This would generally mean (1) an alternate subaccount that invests in a fund that most closely matches investment objective and strategy as the unavailable option (e.g., a large-cap growth stock fund for a large-cap growth stock fund; an international stock fund for an international stock fund; an investment-grade bond fund for another investment-grade bond fund; etc.), which would be intended to best carry out the policy owner’s investment selection; or (2) a sub-account that invests in a short-term quality bond fund or similar fund, which would (in the absence of a money market fund) be intended to best preserve the policy owner’s principal. In any event, this alternate selection would keep the amount in the policy, and keep it in the separate account (hence subject to full 1940 Act protection).

Mr. Craig Ruckman

June 8, 2011

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The third or last default option, the fixed account, also keeps the amount in the policy and it is not subject to market loss. However, the amount is not within the registered investment company subject to 1940 Act protections.”

c.	Static Allocation Models (pp. 21-22): If a model is removed, please clarify whether monthly rebalancing will occur for those existing policy owners that are using the model.

Response: The disclosure has been clarified. (See page 22).

d.	The Fixed Account (pp. 22-23): The third paragraph notes that surrenders from the Fixed Account are generally subject to an excess interest adjustment. Please include a cross-reference to the full discussion of the excess interest adjustment.

Response: The disclosure has been revised as requested. (See page 23).

e.	Market Timing and Disruptive Trading (pp. 23-27): On page 26, the prospectus states, “[i]n addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.” Please explain supplementally under what circumstances this might occur.

Response: This might occur, for example, if an underlying fund portfolio has instructed us that they will not accept any further purchases from an individual policy owner due to a past practice of disruptive trading or market timing.

6.	Expenses

a.	Excess Interest Adjustment and Administrative Charge (pp. 27 & 28): With respect to the Excess Interest Rate Adjustment and Administrative Charge, please briefly describe what is provided in consideration for the deduction.

Response: The disclosure has been clarified. (See pages 27, 33 and 34).

b.	Life with Emergency Cash Surrender Charge (p. 29): Please confirm supplementally that the surrender charge schedule disclosed on page 29 represents the only charge associated with the Life with Emergency Cash annuity payment option.

Response: As we discussed, there are no additional undisclosed charges associated with the Life with Emergency Cash® annuity payment option, e.g., mortality and expense risk charge, administrative charge, underlying fund portfolio fees.

c.	Life with Emergency Cash Surrender Charge (p. 29): With respect to the paragraph following the surrender charge schedule, please explain supplementally whether there are any limits on the amount that can be charged.

Response: There are general limits placed on the amount that can be charged by Section 26(f) (requiring all fees and charges in the aggregate to be reasonable). In

Mr. Craig Ruckman

June 8, 2011

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addition, there are practical constraints placed on all fees and charges, including the Life with Emergency Cash® surrender charge, by market forces as to what is saleable. Finally, from a disclosure prospective, any customer who elects the Life with Emergency Cash® will know precisely what their surrender charge is at the time they elect the benefit and at anytime during the payout process.

d.

Life with Emergency Cash Surrender Charge (p. 29): With respect to the statement “this surrender charge is a percentage of the adjusted policy value applied to the Life with Emergency Cash® annuity payment option, and no a percentage of premium”, please include language to the effect that the charge is also not a percentage of the amount withdrawn. Also, please note that this surrender charge may be substantial compared to the amount withdrawn.

Response: The disclosure has been revised as requested regarding the charge not being a percentage of the amount withdrawn. (See page 30).

7.	Access To Your Money

Excess Interest Adjustment (p. 33): Please include the discussion of the excess interest adjustment floor and the formula for determining the excess interest adjustment that is found in the appendix in the body of the prospectus.

Response: The disclosure has been revised as requested. (See page 29).

8.	Annuity Payments (The Income Phase)

a.	Annuity Payment Options (pp. 34-36): Please bold the sentence which notes that variable annuity payments would be less if actual investment performance is less than the assumed investment performance.

Response: The disclosure has been revised as requested. (See page 35).

b.	Annuity Payment Options (pp. 34-36): Please provide additional context regarding the level of annuity benefits under each of the annuity payment options. For example, disclosure discussing the level of annuity benefits under a fixed option versus a variable option or annuity benefits for a specified period versus no period certain would aid an investor when making a decision.

Response: The disclosure has been revised as requested. (See page 35).

c.	Life Income (p.35): When describing a Guaranteed Return of Policy Proceeds please provide a more detailed description of the “annuitized amount” in order to aid investors’ understanding of the benefits of this selection.

Response: The disclosure has been revised as requested. (See page 36).

d.	Life Income (p.35): When describing Life with Emergency Cash Payments, please provide additional disclosure to aid an investor in understanding the Life with Emergency Cash Benefit.

Mr. Craig Ruckman

June 8, 2011

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Response: The disclosure has been revised as requested. (See page 36).

e.	Life Income (p.35): The death benefit with respect to the Life with Emergency Cash is “generally equal to the surrender value”. Please clarify what surrender value refers to in this context.

Response: The disclosure has been clarified. (See page 36).

9.	Death Benefit

a.	Death Benefit (p. 37): Please clarify how the death benefit will be paid in the event the beneficiary fails to elect a payment option.

Response: The disclosure has been revised as requested. (See page 38).

b.	Death Benefit (p. 37): The disclosure notes that there are distribution requirements that apply to the death benefit and then cross-reference to the SAI. Please summarize those distribution requirements in the prospectus.

Response: The disclosure has been revised as requested. (See page 38).

c.	Death After the Annuity Commencement Date (pp. 37-38): The disclosure mentions a Life with Emergency Cash death benefit. Please clarify what this death benefit is and how it differs from the base policy death benefit.

Response: This disclosure has been revised (deleted). (See page 39).

d.	Amount of Death Benefit (p. 38): The prospectus notes that the death benefit may be paid as a lump sum or as annuity payments. If a beneficiary selects annuity payments, please clarify whether the amount applied to the annuity payments will be subject to separate account charges such as an M&E expense.

Response: The disclosure has been revised as requested. (See page 38).

e.	Adjusted Partial Surrender (p. 39): Please include a discussion of the calculation of the adjusted partial surrender. Please also bold the sentence which begins “Under certain circumstances.”

Response: The disclosure has been revised as requested. (See page 40).

10.	Additional Features

a.

Systematic Payout Option (p. 46): The prospectus states that the amount to be received is the greater of 10% of net premiums and “any gains in the policy.” The prospectus is unclear as to over what period of time these gains are measured, e.g. all gains in the policy to date or gains in the prior policy year. It is also unclear whether the payout is recalculated each year, and if so, how. Separately, it is unclear whether the adjustments to premiums for prior

Mr. Craig Ruckman

June 8, 2011

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withdrawals is for any withdrawal or for those withdrawals of premiums. Please revise this section to address these ambiguities.

Response: The disclosure has been revised as requested. (See page 47).

b.	Systematic Payout Option (p. 46): The prospectus states that the Systematic Payout Option may be different for the first year if the contractowner selects certain features and gives living benefit riders as an example. Please specifically identify those certain features of the contract that may cause the Systematic Payout Option to differ in the first year. Please also clarify exactly how the Systematic Payout Option will differ.

Response: The disclosure has been deleted as requested. (See page 47).

c.	Initial Payment Guarantee (p. 46): Please begin this section with a brief description of the guarantee.

Response: The disclosure has been revised as requested. (See page 47).

d.	Initial Payment Guarantee (p. 47): Please include in the prospectus the current guaranteed percentage. Please also provide an example illustrating the operation of the Initial Payment Guarantee, including how it may change from year-to-year.

Response: As we discussed, the current guaranteed percentage is not relevant to purchasers of the deferred policy. Moreover, it could be misleading if the “current” percentage is substantially higher than the percentage when they annuitize. Further, once the intial payment guarantee is elected, the guaranteed percentage will not change for that policy owner.

e.	Initial Payment Guarantee (p. 47): Please explain supplementally whether there are any limits on the amount that can be charged.

Response: There are general limits placed on the amount that can be charged by Section 26(f) (requiring all fees and charges in the aggregate to be reasonable). In addition, there are practical constraints placed on all fees and charges, including the Initial Payment Guarantee fee, by market forces as to what is saleable. Finally, from a disclosure prospective, any customer who elects the Initial Payment Guarantee will know precisely what their fee is at the time they elect the benefit.

f.

Dollar Cost Averaging (pp. 48-49): The prospectus notes that the policy offers two dollar cost averaging options, the Traditional and the Special. In the two paragraphs following the identification of these programs, the disclosure notes certain features that are unique to each program. Please move the disclosure in those two paragraphs to the description of the corresponding dollar cost averaging option. For example, the disclosure notes that the minimum required amount to start a 6-month program is $3,000. Please include that in the description of the Special dollar cost averaging program. Also, the disclosure notes the minimum and maximum number of transfers that are available. Please move that disclosure

Mr. Craig Ruckman

June 8, 2011

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into the description of the Traditional dollar cost averaging program. Lastly, note generally the source accounts available under each program.

Response: The disclosure has been revised as requested. (See page 49).

g.	Dollar Cost Averaging (pp. 48-49): Please disclose the “necessary information” required to begin a dollar cost averaging program.

Response: The disclosure has been revised as requested. (See page 50).

h.	Dollar Cost Averaging (pp. 48-49): Please disclose the “minimum required amount” to begin a Traditional dollar cost averaging program.

Response: The disclosure has been revised as requested. (See page 49).

i.	Dollar Cost Averaging (pp. 48-49): Under the section “Note Carefully”, in the third “If-then” portion of disclosure, please add the bracketed phrase (or some approximation thereof); “we will, absent new instructions to the contrary, allocate the additional premium [among the selected subaccounts] as identified in the previous Dollar Cost Averaging program.”

Response: The disclosure has been revised as requested. (See page 50).

j.	Dollar Cost Averaging (pp. 48-49): Please disclose in this section that dollar cost averaging is not available if the Retirement Income Choice 1.5 Rider is selected. Please also disclose the result if a contractowner selects a dollar cost averaging program, and then subsequently while the dollar cost averaging program is still in effect, selects the Retirement Income Choice 1.5 Rider.

Response: The disclosure has been revised as requested. (See page 50). The disclosure in the Retirement Income® 1.5 rider has also been revised. (See page 52).

k.	Retirement Income Choice 1.5 Rider (p. 50): Please specifically state whether the rider may be purchased at the policy effective date, or at any time thereafter during the accumulation date.

Response: The disclosure has been revised as requested. (See page 51).

l.	Retirement Income Choice 1.5 Rider (p. 51): The prospectus states that withdrawal under the rider may be affected by any excess interest adjustment. However, the fixed option is not a permissible investment under the rider. Please resolve this inconsistency.

Response: The disclosure has been revised to clarify the inconsistency. (See page 53).

m.	Retirement Income Choice 1.5 Rider – Withdrawal Base (p. 52): The prospectus notes that the withdrawal base on the rider date is the policy value less any premium enhancement. Please confirm supplementally that this contract does not offer a premium enhancement. Please confirm supplementally that this contract does not offer a premium enhancement, and delete any references to premium enhancements found in the prospectus.

Mr. Craig Ruckman

June 8, 2011

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Response: This policy does not contain a premium enhancement. The disclosure has been revised as requested. (See page 53).

n.	Retirement Income Choice 1.5 Rider – Automatic Step-Up (p. 53): The disclosure states that the withdrawal percentage will increase if the contractowner has crossed into another age band prior to the step-up. Please specifically note that this increase is part of the automatic step-up, and if no automatic step has occurred then there will be no withdrawal percentage increase.

Response: The disclosure has been revised as requested. (See page 54).

o.	Retirement Income Choice 1.5 Rider – Automatic Step-Up Opt Out (p. 53): Please highlight the last sentence of this section.

Response: The disclosure has been revised (bolded) as requested. (See page 54).

p.	Retirement Income Choice 1.5 Rider – Designated Allocation Models (p. 54): This section notes that the contractowner must designate 100% of policy value to one or more designated allocation models. Please confirm supplementally that a contractowner may simultaneously invest in more than one designated allocation model.

Response: The disclosure has been revised by deleting the words “or more” from the sentence referenced in this comment. (See page 55). To clarify, a policy owner may only invest in one designated allocation model at a time.

q.	Retirement Income Choice 1.5 Rider – Designated Allocation Models (p. 54): If contractowners may allocate policy value to more than one designated allocation model simultaneously, please explain how the fees are apportioned if your assets are invested in more than one allocation model.

Response: A policy owner may only invest in one designated allocation model at a time.

r.	Retirement Income Choice 1.5 Rider – Designated Allocation Models (p. 54): If contractowners may allocate policy value to more than one designated allocation model simultaneously and may also make transfers amongst the designated allocation models, please disclose the fees that will be charged upon transfer into a designated allocation model (i.e. the currently charged fees disclosed in the fee table, or those charged for that designated allocation model at the time of the transfer).

Response: A policy owner may only invest in one designated allocation model at a time.

s.	Retirement Income Choice 1.5 Rider – Designated Allocation Models (p. 54): Please explain supplementally whether an allocation model can be eliminated which would force a contract owner into a new model that bears greater fees.

Response: There is the possibility that a model could close and a new model is added that has higher net underlying portfolio fees or rider fees.

Mr. Craig Ruckman

June 8, 2011

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t.	Retirement Income Choice 1.5 Rider – Fees (p. 55): Please revise the discussion of the fee calculation to take into account a contract owner simultaneously investing in more than one designated allocation model, if possible. Please also revise the discussion of the Base Rider Fee Adjustment for Transfers to reflect partial transfers amongst designated allocation models, if possible.

Response: A policy owner may only invest in one designated allocation model at a time.

u.	Retirement Income Choice 1.5 Rider – Example 2 (p. 56): Please revise the table to reflect a fee for Model C which is more consistent with what is shown in the fee table.

Response: The disclosure has been revised by deleting the disclosure regarding Model C since it is not relevant to Example 2. (See page 57).

v.	Retirement Income Choice 1.5 Rider – Issue Requirements (p. 57): In order to not confuse investors, please do not use double negatives when describing the Retirement Income Choice Rider 1.5 Issue Requirements.

Response: The disclosure has been revised as requested. (See page 58).

11.	Appendix – Excess Interest Adjustment Examples

a.	On page 65, the prospectus discloses the formula that will be used to determine the excess interest adjustment. The variable “C” notes that in certain circumstances “the U.S. Treasure rate … plus up to 2%” may be used in determining the excess interest adjustment. Please clarify the criteria that will be used when determining how much the U.S. Treasury rate may be adjusted. In addition, since the definition for “M” is used in the definition of “C”, please relocate the definition of “M” before the definition of “C”.

Response: The disclosure has been revised as requested. (See page 66).

b.	In each of the examples, please note that 2.5 represents the middle of year 3.

Response: The disclosure has been revised as requested. (See pages 67, 68 and 69).

c.	In each of the examples, please note that the exponentiation represents the compounding of interest (or guarantee rate) over the applicable time period.

Response: The disclosure has been revised as requested. (See pages 67, 68 and 69).

d.	Example 1 (p. 66): Please confirm the calculation of the excess interest adjustment floor. In particular, the applicable interest rate appears inaccurate. If the guaranteed rate (5.5%, in this example) is different than the minimum guaranteed rate, please note the minimum guaranteed rate. As necessary, please revise each of the examples for any corrections.

Mr. Craig Ruckman

June 8, 2011

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Response: As we discussed, the minimum guaranteed rate is irrelevant with respect to the excess interest adjustment floor. The rate used is a hypothetical rate for the guaranteed period option being depicted in the example.

12.	Appendix – Death Benefit

a.	Hypothetical Example (pp. 70-71): Please explain supplementally why the example shows values for a Fund rather than policy value.

Response: The disclosure has been revised to include policy value columns. (See page 73).

b.	Hypothetical Example (pp. 70-71): In order to aid an investor’s understanding of the connection between the Net Rate of Return for Fund and the Annual Step-Up, please add a column to the table which shows the end of year policy value. Please also confirm supplementally the accuracy of the calculations being made in the table.

Response: The disclosure has been revised as requested. (See page 73).

13.	Appendix – Hypothetical Example of the Withdrawal Base Calculation – Retirement Income Choice 1.5 Rider

Please revise the sixth column of the table replacing “Growth Amount” with “Withdrawal Base plus Annual Growth Credit”.

Response: The disclosure has been revised as requested. (See pages 77 and 78).

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

_/s/Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company